Exhibit 21.1

Subsidiaries of SmartRent Inc.

Name	Jurisdiction of Incorporation / Organization
SmartRent Technologies, Inc.	Delaware
Alloy Home, LLC	Delaware
Zipato, Ltd.	United Kingdom
TRI PLUS GRUPA d.o.o	Croatia
iQuue, LLC	Florida
SightPlan Holdings, Inc.	Delaware
SightPlan, Inc.	Delaware
SightPlan, India Private Limited	India